May 14, 2010

Via Edgar and Federal Express

John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4631

Re:	China Architectural Engineering, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 30, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-33709

Ladies and Gentlemen:

On behalf of China Architectural Engineering, Inc., a Delaware corporation (the “Company”), the undersigned is hereby providing the Company’s responses to the Securities and Exchange Commission comment letter dated April 21, 2010. Prior to the Company’s receipt of the April 21, 2010 comment letter, the Company received a comment letter dated March 24, 2010 and the Company provided a response letter dated April 9, 2010. Unless indicated otherwise, prior comments referenced below refer to the comments contained in the Commission comment letter dated March 24, 2010. The Company’s responses to the Staff’s April 21, 2010 comment letter, below, are in identical numerical sequence to the Commission comment letter, and each comment is repeated verbatim with the Company’s response immediately following.

In addition, the Company has filed on May 14, 2010 a Form 8-K to announce non-reliance on previously issued financial statements (the “Restatement Form 8-K”) and an Amendment No. 2 on Form 10-K/A for the years ended December 31, 2009, 2008 and 2007 (the “Amended Form 10-K”) to correct errors described in the Restatement Form 8-K. Courtesy copies of the Restatement Form 8-K and the Amended Form 10-K will be couriered to you for your reference.

Prior Comment 3

1.
Comment: We note your response to our prior comment three in our letter dated March 24, 2010. Please ensure you revise future filings to include disclosure similar to the information you provided in your response regarding your assessment of the collectability of the payments related to the Dubai projects.

Response: We respectfully note your comment and confirm that future filings will contain the expanded disclosures regarding the Company’s assessment of the collectability of the payments related to the Dubai projects. Such disclosures have been included in the Amended Form 10-K and the Company intends to include such disclosures in the Form 10-Q for the first quarter of 2010, when filed.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 9 — Convertible Bonds and Bond Warrants, page F-24

2.	Comment: We note your response to our prior comment two in our letter dated March 24, 2010. Please further explain your statement that the BCF is required to be changed when the price is changed.

Mr. John Hartz
May 14, 2010

Response: We respectfully note your comment and inform you that when the trading price of the Company’s common stock on the Nasdaq Stock Market changes, so will the values of warrants and beneficial conversion feature. The Company determines the amount of the BCF by the number of convertible shares multiplied by (contract convertible price minus effective conversion price). With respect to the Company’s response to prior comment two, the Company’s reference that “the BCF is required to be changed when the price is changed” refers to the foregoing as of the dates provided in response to prior comment two, as of March 31, 2008 and June 30, 2008.  Please see the Amended Form 10-K for additional information.

3.
Comment: We note your response to prior comment four in our letter dated March 24, 2010 and understand that due to an inadvertent reflection of a foreign currency exchange gain, additional paid-in capital was incorrectly reflected. Please provide us with a specific and comprehensive discussion regarding why you believe it is appropriate to correct this error in future filings and what consideration you have given to restating your results in a Form 10-K/A. Reference ASC 250.

Response: The Company respectfully notes your comment, and would like to note that both the APIC and Accumulated Comprehensive Income (exchange gain) are line items in the statement of stockholders’ equity and the final balance remained the same amount of $44,562,860. Nevertheless, the Company, after due consideration, has filed a Form 8-K and an Amendment No. 2 on the Form 10-K/A for this restatement correction.

Note 11 Income Taxes, page F-26

4.
Comment: We note the draft income tax disclosure that you provided supplementally and remind you that at December 31, 2008 you had a current deferred tax asset that has not been reflected in your deferred tax table. Additionally, please revise to indicate what is meant and/or included in the line item “taxes at the applicable income tax rates” in the last table you have presented.

Response: The Company respectfully notes your comment. The Company has revised the income tax note, as presented in Note 12 of the financial statements as contained in Amended Form 10-K. The revisions are such that the current deferred tax asset of $3,264 at December 31, 2008 is reflected in the deferred tax table. We have revised the note, attached hereto, to clarify that “taxes at the applicable income tax rates” applies to the tax rates discussed below above the referenced sentence.

Note 17 — Subsequent Events, page F-31

5.
Comment: We appreciate your response to prior comment six from our letter dated March 24, 2010; however, we are still unclear as to when the original interest payments were due on the $28 million convertible bonds and how you determined your classification was appropriate. In this regard, please provide us with a specific and comprehensive discussion regarding when the interest payments were due. In addition, with a view towards future disclosure, please tell us how you determined it was appropriate to continue to classify the convertible bonds as long-term debt at December 31, 2009 as well as any other period in which you had overdue interest payments or any other violation of your debt agreements. Reference FASB ASC 470-10-45-1.

Response: The Company respectfully notes your comment and hereby provides the due date information for the interest payments.

$8 Million Bond
Interest for 6 months from April to October 2009, due October 4, 2009	$120,000

$20 Million Bond
Interest for 6 months from October 2008 to April 2009, due April 15, 2009	$1,200,000
Interest for 6 months from April 2009 to October 2009, due October 15, 2009	1,200,000

$2,520,000

Mr. John Hartz
May 14, 2010

FASB ASC 470-10-45-1 provides that some long-term loans require compliance with certain covenants that must be met on a quarterly or semiannual basis. If a covenant violation occurs that would otherwise give the lender the right to call the debt, a lender may waive its call right arising from the current violation for a period greater than one year while retaining future covenant requirements. Unless facts and circumstances indicate otherwise, the borrower shall classify the obligation as noncurrent, unless both of the following conditions exist: (a.) a covenant violation that gives the lender the right to call the debt has occurred at the balance sheet date or would have occurred absent a loan modification. (b.) it is probable that the borrower will not be able to cure the default (comply with the covenant) at measurement dates that are within the next 12 months. Here, the Company entered into an Amendment and Waiver Agreement with the Bondholders on August 6, 2009, which is attached as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on August 10, 2009, pursuant to which the Bondholders agreed to extend interest payments under the Bonds. That waiver agreement expired pursuant to its terms on November 6, 2009. Although that agreement expired, the Bondholders did not call the Bonds. The Company then entered into another Amendment and Waiver Agreement with the Bondholders, other creditors and other interested parties as specified in the agreement dated February 24, 2010, which is attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 24, 2010, that the Bondholders extended the payment of overdue interest of $2,520,000 to March 31, 2010 and April 15, 2010, which have been paid by the Company by the above due dates. Therefore, the Company believes that the convertible bonds should be classified as long term debt because of the above situation. Please see Note 10 to the financial statements as contained in the Amended Form 10-K.

The undersigned, on behalf of the Company, hereby acknowledges and agrees that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Anh Q. Tran, Esq. of K&L Gates, LLP, company counsel, at (310) 552-5083, with any questions regarding the matters discussed in this letter.

Sincerely,

/s/ Luo Ken Yi

Luo Ken Yi

Chief Executive Officer
and Chairman of the Board

cc:          Dale Welcome, U.S. Securities and Exchange Commission
Anh Q. Tran, K&L Gates, LLP